

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

February 23, 2010

Mr. William E. Keitel
Executive Vice President and Chief Financial Officer
QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714

> **RE:**   **QUALCOMM Incorporated**
> **Form 10-K for the Year Ended September 27, 2009**
> **Filed November 5, 2009**
>
> **Form 10-Q for the Quarterly Period Ended December 27, 2009**
> **File No. 0-19528**

Dear Mr. Keitel:

We have reviewed your filing and have the following comments. Please address the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 27, 2009

Item 2. Properties, page 35

1. Please tell us and disclose in your filing how you evaluated the guidance in ASC 410 in determining whether you have a legal retirement obligation associated with the operation of your tangible long-lived assets. We note that you lease space on base station towers and buildings. Do any of these lease agreements include obligations at the end of the lease term to restore facilities or remove equipment?

Liquidity and Capital Resources, page 55

2. We note that your capital expenditures decreased 46% in the 2009 as compared 2008 and your 2008 capital expenditures increased by 71% as compared to 2007. Please tell the nature of the increase in capital expenditures in 2008 and why the 2009 capital expenditures are less than 2007. In addition, revise to disclose if you expect the capital expenditures to continue to decrease or increase in the future and the reasons why.

Note 1. Goodwill and Other Intangible Assets, page F-10

3. Please tell us why the weighted-average amortization period for the wireless licenses decreased to 5 years in the current year from 15 years in 2008.

Note 10. Segment Information, page F-28

4. We note that $255 million of goodwill was allocated to reporting units within your Qualcomm Wireless & Internet segment. We further note your declines in revenue and your near break-even EBT over the last three years within this segment. Please explain in detail why you recorded no impairment charge in this segment. Identify your reporting units within this segment, the amount of goodwill allocated to each reporting unit and the methodology you used to test each reporting unit including the assumptions utilized.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accounting Branch Chief at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director